SIMPSON THACHER & BARTLETT LLP

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DIRECT DIAL NUMBER (212) 455-2202	E-MAIL ADDRESS LPENG@STBLAW.COM

June 12, 2014

VIA COURIER AND EDGAR

Re:	Global Ship Lease, Inc.
Registration Statement on Form F-3
Filed May 28, 2014
File No. 333-196338 (the “Registration Statement”)

J. Nolan McWilliams

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of Global Ship Lease, Inc. (the “Company”), we hereby submit to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the above-referenced Registration Statement, marked to show changes from the Registration Statement. The Company has revised the Registration Statement in response to the Staff’s comments.

In addition, we are providing the following responses to the Staff’s comment letter dated June 4, 2014 relating to the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 1. The responses and information described below are based upon information provided to us by the relevant counsel to the Company.

Exhibit 5.3

1.	Please have counsel remove section 1.6 on page 2 or clarify that counsel has reviewed all other documents as necessary to render its legal opinion.

Securities and Exchange Commission	June 12, 2014

In response to the Staff’s comment, counsel has revised section 1.6 on page 2 of its opinion filed as Exhibit 5.3 to clarify that it has reviewed the documents necessary to render its legal opinion.

2.	Refer to section 3.1 on page 4. Counsel’s statement that the opinion is “subject to the exclusive jurisdiction of the English courts” appears to inappropriately limit reliance by purchasers in the offering and appears inconsistent with the jurisdictional provisions of the federal securities laws. Please have counsel revise accordingly or, alternatively, provide us with a legal basis for inclusion of this language.

In response to the Staff’s comment, counsel has revised section 3.1 on page 4 of its opinion filed as Exhibit 5.3 to remove its statement that the opinion is “subject to the exclusive jurisdiction of the English courts.”

3.	Please have counsel remove the assumption in section 4.3 on page 5 that the resolutions of the company are in full force and effect without modification as it is inappropriate to make such an assumption regarding counsel’s own client.

In response to the Staff’s comment, counsel has revised section 4.3 on page 5 of its opinion filed as Exhibit 5.3 to remove its assumption that the resolutions of the Company are in full force and effect without modification.

Exhibit 5.4

4.	Please confirm that you will file an unqualified opinion of counsel at takedown that omits the assumptions regarding the future guarantees in section (ii) and sections (iv) through (vii) in paragraph 6.3 and the inappropriate assumption in section 6.4 regarding changes to the constitutional documents of any of the Cyprus Guarantors. For guidance, refer to Section II.B.2.a in Staff Legal Bulletin No. 19 at http://www.sec.gov/interps/legal/cfslb19.htm.

Counsel to the Company confirms that it will file an unqualified opinion at takedown that omits the assumptions regarding the future guarantees in section (ii) and sections (iv) through (vii) in paragraph 6.3 and the assumption in section 6.4 regarding changes to the constitutional documents of any of the Cyprus Guarantors.

* * * * * * *

Please do not hesitate to call Lesley Peng at (212) 455-2202 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

cc:	Ian Webber
Chief Executive Officer
Global Ship Lease, Inc.

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